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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLIC COMPANY
CNPJ No. 07.689.002/0001-89
NIRE 35.300.325.761

Call Notice

We invite the shareholders of Embraer SA (“Company” or “Embraer”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on February 26, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to resolve on the approval of the strategic partnership between Embraer and The Boeing Company (“Boeing”), in accordance with Management’s Proposal (“Transaction”).

The Transaction comprises:

(i) the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo”);

(ii) the acquisition and subscription by a subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute a shareholders’ agreement;

(iii) the execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other aspects, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain;

(iv) the formation, as part of the Transaction, in addition to the Commercial Aviation NewCo, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold 51% and Boeing or its subsidiary will hold 49% of the share capital (the “KC-390 NewCo”); and

(v) the execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements.

In accordance with paragraph 6 of article 124 and paragraph 3 of article 135 of Law No. 6,404/76, the documents that are the object of the resolutions of the Shareholders’ Meeting are available to shareholders at the Company’s headquarters and on the Internet at the websites of the Company (ri.embraer.com.br), Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

General Instructions:

a)      To participate in the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Article 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders Group (as such term is defined in the Company’s bylaws).

b)      The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953) - São José dos Campos, State of São Paulo.

c)      In order to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the guidelines contained in the Manual for the Meeting published on this same date and available on the websites above.

São José dos Campos, January 24, 2019.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer